Exhibit 99.1

Baijiayun Announces Change in Management

BEIJING, October 17, 2023 /PRNewswire/ -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced a change in its management.

Mr. Yong Fang has tendered his resignation as the chief financial officer of the Company, effective from October 16, 2023. Mr. Fang’s resignation was due to personal reasons, and did not result from any disagreement nor dispute with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practice. The Board has accepted Mr. Fang’s resignation and appointed Ms. Fangfei Liu as its chief financial officer, effective from the same date. Biographical information relating to Ms. Fangfei Liu is set out as follows.

Ms. Liu has served as our financial director since June 2023. Before joining us, Ms. Liu served in various positions with prestigious companies. She worked for China Finance Online Co. Limited, a previously Nasdaq-listed company, as the financial director from December 2017 to June 2023 and as a financial reporting supervisor from March 2014 to March 2015. She served as a financial analysis and financial reporting manager at MOGU Inc. (NYSE: MOGU) from March 2015 to December 2017. Ms. Liu also served as a financial reporting specialist at JD.com, Inc. (Nasdaq: JD and HKEx: 9618) from January 2013 to March 2014. She accumulated abundant experiences in financial and operational planning and analysis, budget management, capital operations, risk management and control, and tax planning. Ms. Liu received her bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2009, and a master’s degree in accounting from Cleveland State University in 2012. Ms. Liu is a Certified Public Accountant in the United States and a holder of The Chartered Global Management Accountant (CGMA®) designation.

“On behalf of the board of directors and management, I would like to thank Mr. Fang for all his contributions to the Company and wish him the very best in the future,” commented Mr. Gangjiang Li, chief executive officer and chairman of Baijiayun. “In the meantime, we welcome Ms. Fangfei Liu to our leadership team. Ms. Fangfei Liu is well equipped to assume the role of chief financial officer with her excellent professional background and work experiences in the financial area. I look forward to our collaboration as we continue to refine our financial reporting and controls and enhance operational efficiency.”

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media enquiries, please contact:

Ms. Feifei Shen

The Blueshirt Group

Phone: +86 134 6656 6136

Email: feifei@blueshirtgroup.com

Company Contact:

Ms. Fangfei Liu

Chief Financial Officer, Baijiayun Group Ltd

Phone: +86 185 1066 3192

Email: liufangfei@baijiayun.com